UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of April 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐     No ☒

	Lisbon, April 11th 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL /EDP US	ANEEL REVISES ENERSUL’S 2003 TARIFF INCREASE FROM 43.59% TO 50.81%

ANEEL, the Brazilian Electricity Regulator, defined the final average tariff increase granted to Enersul in the revision of April 2003, amending the previous increase from 43.59% to 50.81%.

This final review results from the amendment of Enersul’s regulated asset base, depreciation rate and operating costs of the reference company, as shown in the table below:

Final Figures for the Tariff Revision of April 2003

	R$ million	Provisional	Final
	Gross Regulated Asset Base	1,309	1,607
	Net Regulated Asset Base	752	782
	Depreciation Rate	3.60%	4.34%
	Costs of Reference Company	127	130
	Tariff Repositioning	43.59%	50.81%

	This review impacts the tariff base defined in April 2003, which is the starting date of the regulatory period ending in April 2008. The retroactive impact of this review on Enersul’s operating results, between April 2003 and April 2005, amounts to R$75 million (€22 million), which will be recovered through the tariffs until April 2008.
INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

In addition, on April 8, 2005, ANEEL granted to Enersul a 20.69% average tariff increase, within the scope of the annual tariff adjustment that reflects the change in non-controllable costs and the adjustment of controllable costs to inflation. This increase already reflects the amendment to the 2003 tariff revision.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.     Sociedade Aberta     Sede Praça Marquês de Pombal, 12     1250-162 Lisboa     Portugal

Capital Social € 3,656,537,715 Registada na C.R.C .de Lisboa sob o nº 1805 Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated April 12, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer